[ING FUNDS LOGO]

May 15, 2012

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-7651)

Dear Mr. Foor:

This letter responds to comments provided to Jay Stamper on May 10, 2012, with respect to the preliminary proxy materials for ING U.S. Bond Index Portfolio (“Portfolio”), a series of ING Variable Portfolios, Inc. (“Registrant), filed on April 25, 2012. Our summary of those comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.                                       Comment:              The Staff requested that unless the Registrant is mailing the most recent annual- or semi-annual report with the proxy statement that the Registrant state prominently in the proxy statement that the Portfolio will furnish, without charge, a copy of the most recent annual- or semi-annual report to shareholders upon request pursuant to Item 22 (a)(3)(iii).

Response:             The Registrant has revised the disclosure in the section entitled “How Can I Obtain More Information about a Portfolio” to also include information on obtaining the Portfolio’s annual or semi-annual shareholder report.

2.                                       Comment:              The Staff requested that the Registrant include disclosure describing the circumstances of the termination of the previous sub-advisory agreement with Neuberger Fixed Income LLC (“Neuberger”) as required by Item 22(c)(1)(vi) in the section entitled “What is Proposal One.”

Response:             The Registrant has revised the disclosure in the section entitled “What Factors Were Considered by the Board” and believes the circumstances of terminating the sub-advisory agreement with Neuberger are adequately disclosed.

3.                                       Comment:              The Staff requested that the Registrant disclose prominently, in the section entitled “What are the Terms of the Proposed Sub-Advisory Agreement,” that ING Investments, LLC (“ING Investments”) and its affiliates will benefit from the sub-adviser change from Neuberger to ING Investment Management Co. LLC (“ING IM”) by retaining the entire advisory fee.  The Staff also requested that the disclosure quantify the benefit by showing a dollar figure.

Response:             The Registrant has revised the disclosure to include a new section entitled “What is the financial impact to ING Investments and its affiliates of appointing ING IM as sub-adviser?” that discloses that the Adviser and its affiliates will retain the entire advisory fee.  The Registrant appreciates the Staff’s comment with respect to disclosing the dollar amount but submits that such disclosure is not required by Schedule 14A.

4.                                       Comment:              The Staff requested that the Registrant revise the disclosure in the paragraph entitled “Limitation of Liability” of the section entitled “What are the Terms of the Proposed Sub-Advisory Agreement” to better clarify the differences of this term between the Interim Sub-Advisory Agreement and the Proposed Sub-Advisory Agreement.

Response:             The Registrant has revised the disclosure in order to clarify the difference in this term between the Interim Sub-Advisory Agreement and the Proposed Sub-Advisory Agreement.

5.                                       Comment:              With respect to the paragraph entitled “Fees” of the section entitled “What are the Terms of the Investment Management Agreement,” the Staff requested that the Registrant revise the disclosure to state whether or not the amendment to the advisory fee schedule is contingent upon a “yes” vote to Proposal One. In addition, the Staff requested that the Registrant add language to clarify the terms of the amendment by stating whether or not it is contractual and how long the amendment will be in place.

Response:             The Registrant has revised the disclosure as requested.

6.                                       Comment:              With respect to the paragraph entitled “Appointment of Sub-Advisers” of the section entitled “What are the Terms of the Investment Management Agreement,” the Staff requested that the Registrant include language to clarify that ING Investments does not have the authority to appoint an affiliate without a shareholder vote.

Response:             The Registrant appreciates the Staff’s comment, but submits the current disclosure is clear in that the exemptive relief described in this section is not applicable to the appointment of an affiliate.

7.                                       Comment:              The Staff noted in the section entitled “What Factors Were Considered by the Board” that the Board considered information received from ING IM regarding its prior experience managing another fund with the same investment objective as the Portfolio and requested that the Registrant include disclosure identifying the other fund, including its size and the rate of ING IM’s compensation for this other fund pursuant to Item 22(c)(10) or explain why the Registrant has omitted this disclosure.

2

Response:             The Registrant has omitted the disclosure due to the fact that the information presented to the Board from ING IM was with respect to another investment product, not a fund (registered investment company).  Item 22(c)(10) states the disclosure must be included if the investment adviser manages another fund with the same investment objective.

8.                                       Comment:              The Staff noted in the section entitled “What Happens if Shareholders Do Not Approve the Proposal,” that one of the options listed is that the Board would appoint ING IM under a new interim sub-advisory agreement for 150 days.  The Staff does not believe that this is possible.

Response:             The Registrant has revised the disclosure to remove this statement.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:                                 Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Funds

Philip H. Newman, Esq.

Goodwin Procter LLP

3

Attachment A

[ING FUNDS LOGO]

May 15, 2012

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Variable Portfolios, Inc.

(File Nos. 333-05173; 811-7651)

Dear Mr. Foor:

ING Variable Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments

cc:                                 Philip H. Newman, Esq.

Goodwin Procter LLP